Report of Independent Registered Public Accounting Firm


To the Board of Directors of
SEI Opportunity Master Fund, L.P.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that SEI Opportunity Master Fund, L.P. (the "Partnership") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 2004. Management is responsible for the Partnership's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Partnership's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the
Partnership's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2004, and with respect to agreement of partnership capital contributions and withdrawals, for the period from October 1, 2003 (commencement of operations), through March 31, 2004:

o Count and inspection of all partnership subscription agreements held by SEI Private Trust Company, the Partnership's Custodian;

o Confirmation of all partnership capital balances held by the Partnership with the underlying partnerships;

o Reconciliation of all such partnerships to the books and records of the Partnership and the Custodian;

o Agreement of 50 capital contributions and one capital withdrawal since inception of the Partnership to the partnership subscription and withdrawal request forms and bank statements for purchase transactions subsequent to the initial subscription.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Partnership's compliance with specified requirements.

In our opinion, management's assertion that SEI Opportunity Master Fund, L.P. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2004, with respect to securities reflected in the investment account of the Partnership is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of SEI Opportunity Master Fund, L.P. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                          /s/ ERNST & YOUNG, LLP



March 31, 2004


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


  FUND NAME                             STATE                     REGISTRATION         FILE NUMBER


  SEI Opportunity Fund, L.P.
                                        ALASKA                    OTHER                        60047738
                                        ALABAMA                   ANNUAL
                                        ARKANSAS                  ANNUAL                       60015648
                                        ARIZONA                   ANNUAL                         37287
                                        CALIFORNIA                ANNUAL
                                        COLORADO                  ANNUAL                    IC 2004-26-417
                                        CONNECTICUT               ANNUAL                        1026549
                                        DISTRICT OF COLUMB        ANNUAL                       60020415
                                        DELAWARE                  ANNUAL                         44188
                                        GEORGIA                   OTHER                        SC-47975
                                        HAWAII                    ANNUAL
                                        IOWA                      ANNUAL                        I-56998
                                        IDAHO                     ANNUAL                         56986
                                        ILLINOIS                  ANNUAL                       60016938
                                        INDIANA                   OTHER                       04-0052 RC
                                        KANSAS                    ANNUAL                     2004S0000597
                                        KENTUCKY                  ANNUAL
                                        LOUISIANA                 ANNUAL                         97449
                                        MASSACHUSETTS             ANNUAL
                                        MARYLAND                  ANNUAL                      SM20040128
                                        MAINE                     ANNUAL                       10004095
                                        MICHIGAN                  ANNUAL                        941721
                                        MINNESOTA                 GOOD UNTIL SOLD              R-46039.1
                                        MISSOURI                  ANNUAL
                                        MISSISSIPPI               ANNUAL                       60035171
                                        MONTANA                   ANNUAL                         51751
                                        NORTH CAROLINA            ANNUAL
                                        NORTH DAKOTA              ANNUAL                         AM094
                                        NEBRASKA                  ANNUAL
                                        NEW HAMPSHIRE             GOOD UNTIL SOLD
                                        NEW JERSEY                ANNUAL                       BEM-2470
                                        NEW MEXICO                ANNUAL                         16870
                                        NEVADA                    ANNUAL
                                        NEW YORK                  OTHER                        S30-57-33
                                        OHIO                      OTHER                          40844
                                        OKLAHOMA                  ANNUAL                      SE-2100841
                                        OREGON                    ANNUAL                       2004-110
                                        PENNSYLVANIA              ANNUAL                     2004-01-048MF
                                        RHODE ISLAND              ANNUAL
                                        SOUTH CAROLINA            ANNUAL                        MF15270
                                        SOUTH DAKOTA              ANNUAL                         31097
                                        TENNESSEE                 ANNUAL                       RM04-1339
                                        TEXAS                     GOOD UNTIL SOLD               C 73434
                                        UTAH                      ANNUAL                      006-9086-33
                                        VIRGINIA                  GOOD UNTIL SOLD               140023
                                        VERMONT                   ANNUAL                      1/21/04-07
                                        WASHINGTON                GOOD UNTIL SOLD              60036315
                                        WISCONSIN                 ANNUAL                       471673-03
                                        WEST VIRGINIA             GOOD UNTIL SOLD              MF 49038
                                        WYOMING                   OTHER                          23067
